SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                                                                                                                                                               30 June 2004

SkyePharma PLC ("the Company")

As a result of transactions on 30 June 2004 by the SkyePharma PLC Share Purchase Plan (an Inland Revenue approved all employee share purchase plan), Michael Ashton and Donald Nicholson, directors of the Company, as trustees of the Plan, became the beneficial owners of an additional 5,156 Ordinary Shares of the Company, bringing the total held by the Plan to 114,751 Ordinary Shares of the Company.

As a result the executive directors of the Company have the following additional interests as a result of their personal participation in the Plan:-

                                                                                                        Matching         Total number of
                                                                          Partnership   Shares awarded          Partnership and
                                                                                 Shares   on 30 June 2004        Matching Shares
                                                                           purchased      at GBP0.6550           held on 30 June
                                                                  on 30 June 2004            per share.                          2004.
                                                               at GBP0.6550 per
                                                                                   share.

Ian Gowrie-Smith	191	191	6,952
Michael Ashton	191	191	12,382
Donald Nicholson	191	191	12,382

In accordance with the rules of the Plan these directors have been awarded the Matching Shares on the basis of one Matching Share for each Partnership Share.

The beneficial ownership of the Matching Shares will pass to the directors in three years time subject to continued employment and the retention of the underlying Partnership Shares.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   July 1, 2004